UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016
Commission File Number 0-30314

PORTAGE BIOTECH INC.
(Translation of registrant’s name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82- ______________.

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 26, 2016

PORTAGE BIOTECH INC.

By: /s/ Kam Shah
Kam Shah
Chief Financial Officer

NEWS RELEASE

PORTAGE ANNOUNCES ORPHAN DRUG DESIGNATION REQUEST GRANTED TO BIOHAVEN FOR BHV-4157

FDA Grants Biohaven Orphan Drug Designation for BHV-4157 for the Treatment of Patients with Spinocerebellar Ataxia (SCA)

Toronto, Ontario, May 25, 2016 – Portage Biotech Inc. (“Portage”) (OTC Market: PTGEF, Canadian Securities Exchange: PBT.U), is pleased to announce that the U.S. Food and Drug Administration (FDA) has granted Biohaven Pharmaceutical Holding Company Limited (Biohaven)’s orphan drug designation request covering BHV-4157 for the treatment of Spinocerebellar Ataxia (SCA). This is Biohaven’s second orphan drug designation approved by the FDA.

Spinocerebellar ataxia is a rare, debilitating neurodegenerative disorder that is estimated to effect approximately 150,000 people in the United States. Standard of care treatment is supportive and no medications are approved for this debilitating condition.  BHV-4157 is a new chemical entity (NCE) that modulates glutamate, one of the most important neurotransmitters in the brain that is present at more than 90% of all brain synapses. Agents that modulate glutamate neurotransmission may have therapeutic potential in multiple disease states involving glutamate dysfunction, including ALS, Alzheimer’s disease, Rett syndrome, dementia, dystonia, tinnitus, anxiety disorders, and affective disorders like major depressive disorder.

Declan Doogan M.D., CEO of Portage and Chairman of Biohaven’s Board of Directors, commented, “This is an important step forward in the development of BHV-4157 and for patients with SCA. We are pleased to confirm orphan status and the regulatory path for this new agent”

Robert Berman, M.D., Chief Medical Officer at Biohaven, commented, “Patients with Spinocerebellar Ataxia develop debilitating loss of control of voluntary body movements potentially progressing to a wheel-chair bound state and increasing difficulty with muscles related to speech and swallowing. By modulating glutamate, which is believed to play a pivotal role in the pathophysiology of SCA, we believe that BHV-4157 has the potential to help patients living with this devastating rare disorder.”

Before the end of 2016, Biohaven expects to initiate a randomized clinical trial of BHV-4157 in patients with hereditary SCAs.  The study will enroll approximately 120 patients in the U.S. and will evaluate acute symptomatic treatment in this patient population. The trial is expected to support a New Drug Application (NDA) in SCA.

About Biohaven

Biohaven is a privately-held biopharmaceutical company engaged in the identification and development of clinical stage compounds targeting the glutamatergic system and other neurological pathways. Biohaven has licensed intellectual property from Yale University, Catalent and Massachusetts General Hospital. Biohaven is owned by a group of investors including Portage Biotech Inc., Yale University and other private investors.  The company’s first drug candidate, BHV-0223, is a novel formulation of a glutamate-modulating agent, being developed under FDA 505(b)(2) guidelines. The FDA cleared the company’s Investigational New Drug application (IND) in August 2015. Biohaven has completed a PK study in humans with BHV-0223 and is planning to launch a pivotal bioequivalence study by 4Q2016. Biohaven’s second compound, BHV-4157, is a New Chemical Entity (NCE) across neurodegenerative and neuropsychiatric disorders. The company plans to advance other glutamatergic approaches and is actively exploring licenses for additional compounds.

For further information, contact Dr. Vladimir Coric, the Chief Executive Officer at  Vlad.Coric@biohavenpharma.com
 http://www.biohavenpharma.com

About Portage:

Portage is engaged in identifying, financing and developing novel therapeutics in indications with high unmet medical need. Portage plans to add 5-7 other opportunities to its portfolio either by direct investment into a company, spinout from academia, or through the creation of an SPV with another company or management team

Apart from Biohaven, Portage also has fully owned subsidiary, Portage Pharmaceuticals Limited (PPL). PPL has successfully validated a new proprietary cell permeable peptide platform technology that has been shown to efficiently deliver an active pharmacological agent or cargo into a cell without disrupting the cell membrane. PPL will be advancing its lead candidate, PPL-003, to an Investigational New Drug (IND) application for the topical treatment of dry eye disease and uveitis.  PPL recently completed a study in a rat model of dry eye disease in which a topical PPL-003 solution achieved highly significant efficacy and a more rapid onset of action than topical 0.1% dexamethasone.

Portage has also invested in Sentien Biotechnologies Inc., a Boston based private company developing an extracorporeal bioreactor for the delivery of cell therapies.

For further information, contact Kam Shah, Chief Financial Officer, at (416) 929-1806 or ks@portagebiotech.com or visit our website at www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe,” “anticipate,” “will,” plan,” “could,” “may” and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements including receipt of regulatory approvals and market conditions. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or